VIA EDGAR

December 19, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Re:	Taboola.com Ltd.
Withdrawal of Registration Statement on Form S-3
File No. 333-277432

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Taboola.com Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-277432), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 28, 2024.

The Registrant has determined not to proceed with the offering contemplated by the Registration Statement.

The Registrant confirms that no securities have been sold under the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal via email to the Registrant’s legal counsel John Ferrantino at john.f@taboola.com. If you have any questions with respect to this matter, please contact Robert Zuccaro at (914) 419-8521 or John Ferrantino at (860) 463-4763.

Very truly yours,

/s/ Stephen Walker
Stephen Walker
Chief Financial Officer

cc:	Blythe Holden, Taboola.com Ltd.
Robert Zuccaro, Taboola.com Ltd.
John Ferrantino, Taboola.com Ltd.
Michael Kaplan, Davis Polk & Wardwell LLP